VIA EDGAR

November 30, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Gregory Herbers

Re:	Blue Ocean Acquisition Corp (the “Company”) Registration Statement on Form S-1 (File No. 333-260889)

Dear Mr. Herbers:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters for the proposed public offering of units of the Company pursuant to the above-referenced Registration Statement, hereby join in the request of the Company for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on December 2, 2021, or as soon as possible thereafter, or at such other time as the Company or its outside counsel, Sidley Austin LLP, request by telephone.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we advise you that, as of the date hereof, we expect to distribute approximately 300 copies of the Preliminary Prospectus, dated November 29, 2021, to prospective dealers, institutional investors, retail investors and others.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced proposed offering.

[Signature Page Follows]

Very truly yours,

NEEDHAM & COMPANY, LLC

By:	/s/ Julie Harbey
	Name:	Julie Harbey
	Title:	Managing Director

[Signature Page to Acceleration Request Letter]